As filed with the Securities and Exchange Commission on March 12, 2001.
                                                      Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               -----------------
                        FORM S-3 REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                                ----------------
                     PACIFIC AEROSPACE & ELECTRONICS, INC.
             (Exact name of registrant as specified in its charter)
                               -----------------

            WASHINGTON                                     91-1744587
    (State or other jurisdiction                        (I.R.S. Employer
  of incorporation or organization)                    Identification No.)

                       430 Olds Station Road, Third Floor
                              Wenatchee, WA 98801
                           (509) 667-9600 (telephone)
                           (509) 667-9696 (facsimile)
       (Address, including zip code, and telephone and facsimile numbers, including area code, of registrant's principal executive offices)
                               -----------------

                                Donald A. Wright
                       430 Olds Station Road, Third Floor
                              Wenatchee, WA 98801
                           (509) 667-9600 (telephone)
                           (509) 667-9696 (facsimile)
                    (Name, address, including zip code, and
  telephone and facsimile numbers, including area code, of agent for service)

                                    Copy to:
                              Kenneth J. Baronsky
                      Milbank, Tweed, Hadley & McCloy LLP
                       601 S. Figueroa Street, 30th Floor
                             Los Angeles, CA 90017
                           (213) 892-4000 (telephone)
                           (213) 629-5063 (facsimile)

        Approximate date of commencement of proposed sale to the public:
   From time to time after the effectiveness of this registration statement.

If the only securities being registered on this form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
                        -------------------------------

============================================================================================================
 Title of shares to       Amount to be        Proposed maximum        Proposed maximum         Amount of
   be registered          Registered(1)      aggregate price per     aggregate offering       Registration
                                                   unit(2)                price(2)               Fee(2)
------------------------------------------------------------------------------------------------------------
Common Stock                     4,190,486                  $.422               $1,768,385              $443
============================================================================================================

(1) Includes: 2,095,243 shares of common stock issued to each of the two selling shareholders on February 20, 2001.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based on an estimated value of $.422 per share. This value equals the average of the high and low prices of the common stock on the Nasdaq National Market System on March 7, 2001


______________________________________________________________________________

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until either (1) the registrant files an amendment specifically stating that this registration statement shall become effective under section 8(a) of the Securities Act of 1933, as amended; or (2) until the date that the Securities and Exchange Commission declares this registration statement to be effective.

 ______________________________________________________________________________

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Resale Prospectus

Subject to Completion, dated March 12, 2001


                [LOGO OF PACIFIC AEROSPACE & ELECTRONICS, INC]

                        4,190,486 Shares of Common Stock


These shares of common stock are being offered and sold from time to time by two of our current shareholders. Each selling shareholder is offering a total of 2,095,243 shares of common stock that they received upon exercise of warrants that we issued to them in a private placement. We will not receive any of the proceeds from sale of these shares. See page 21 for the names of the selling shareholders.

The selling shareholders may offer the shares to the public at fixed prices, prevailing market prices, formula prices relating to prevailing market prices, or negotiated prices.

Our common stock is traded on the Nasdaq National Market System under the symbol "PCTH." On March 7, 2001, the closing price of our common stock was $.375 per share.

Our executive offices are located at 430 Olds Station Road, Third Floor, Wenatchee, Washington 98801, and our telephone number is (509) 667-9600.

Potential investors should consider the risk factors starting on page 3 before purchasing the shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the shares, or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                              _________  __, 2001

                               TABLE OF CONTENTS

     Section                                                          Page
     -------                                                          ----
     Risk Factors..................................................     3
     Our Business..................................................    15
     Recent Developments...........................................    15
     Information Incorporated by Reference.........................    16
     Available Information.........................................    17
     Selling Shareholders..........................................    18
     Plan of Distribution..........................................    21
     Experts.......................................................    22
     Legal Matters.................................................    23

                             ______________________

Prospective investors may rely only on information contained in this prospectus or incorporated into it by reference. Neither Pacific Aerospace & Electronics, Inc. nor the selling shareholders have authorized any person to provide prospective investors with any information other than that contained in this prospectus.

                             ______________________

                                  RISK FACTORS
______________________________________________________________________________

An investment in shares of our common stock involves risks. You should carefully consider all of the information set forth in this prospectus. In particular, you should evaluate the following risk factors before making an investment in the shares of our common stock. If any of the following circumstances actually occur, our business, financial condition and results of operations could be materially and adversely affected. If that occurs, the trading price of our common stock could decline, and you could lose all or part of your investment.

Some of these risk factors contain forward-looking statements. These forward-looking statements are not guarantees of our future performance. They are subject to risks and uncertainties related to business operations, some of which are beyond our control. Any of these risks or uncertainties may cause actual results or future circumstances to differ materially from the forward-looking statements set forth in this section.

______________________________________________________________________________

We have reported net losses for recent periods, and we may continue to incur net losses, which could jeopardize our operations and decrease our stock value.

We reported a net loss of $12,869,000 for our fiscal year ended May 31, 1999, a net loss of $13,049,000 for our fiscal year ended May 31, 2000, and a net loss of $7,195,000 for the six months ended November 30, 2000. We believe that we will continue to incur net losses, including impairment losses, for the remainder of fiscal 2001 and that such losses will be substantial. We can offer no assurance that we will achieve profitable operations or that any profitable operations will be sustained. Our ability to achieve a profitable level of operations in the future will depend on many factors, including our ability to reduce the level of our debt, to assimilate our recent and potential future acquisitions, to finance production and to realize acceptable gross profits on the products we sell. Future profitability will also depend on our ability to develop new products, the degree of market acceptance of our existing and new products, and the level of competition in the markets in which we operate. If we continue to incur net losses, our cash flow position could be further damaged, our operations could be jeopardized, and our stock price could decrease.

Our inability to generate cash if and when needed could severely impact our ability to continue as a going concern.

Our consolidated financial statements have been prepared assuming that we will continue as a going concern. However, our independent auditors in their most recent report stated that Pacific Aerospace has suffered recurring losses from operations which raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. If we are not sufficiently successful in generating cash from operating activities, we may need to sell additional common stock or other securities, or we may need to sell assets outside the ordinary course of business. If we need to dispose of assets outside of the ordinary course of business to generate cash, we may not be able to realize the carrying values of those assets upon liquidation. If we are unable to generate the necessary cash, we could be unable to continue operations.

We need to raise additional cash or we will not be able to fund our operations or to make interest payments on our loans when they are due.

Our existing cash and credit facilities may not be sufficient to meet our obligations as they become due. Consequently, we will need to obtain additional cash. Our actual cash needs will depend primarily on the amount of cash generated from or used by operations and financing activities. We cannot predict accurately the amount or timing of our future cash needs. Our next semi-annual interest payment of approximately $3.6 million on our 11 1/4% senior subordinated notes is due on August 1, 2001. We did not make our February 1, 2001 interest payment on those notes until March 2, 2001, which was one day before expiration of the 30-day grace period to make that payment before an event of default would have occurred. We made the interest payment from the proceeds of an approximately $13.8 million senior secured loan that closed on March 1, 2001. The March 1, 2001 loan bears interest at 18% per annum, payable quarterly. The first interest payment is due on March 31, 2001. We have the option to defer and accrue a portion of the quarterly interest, up to 1 1/4% per quarter, for up to a year at the time of any interest payment. We currently expect to have sufficient cash to make the first interest payment when due. We do not currently have sufficient cash to make the August 1, 2001 interest payment on our 11 1/4% senior subordinated notes, and we will need to raise additional cash to make that payment. We also need to raise additional cash to make future interest payments on our 18% senior secured loan and to fund our operations. If we are unable to obtain sufficient cash when needed to fund our operations, to make these interest payments, and to pay our other obligations when due, we may be forced to seek protection from creditors under the bankruptcy laws.

We do not have revolving lines of credit that would help us fund our operations.

Our U.S. operating line of credit expired on September 5, 2000, and was extended through March 5, 2001. Due to our continued losses, our U.S. senior lender decided not to renew our revolving line of credit and we repaid that line of credit in full on March 2, 2001, out of the proceeds of our 18% senior secured loan. Our line of credit in the U.K. expired in November 2000. That line of credit was subsequently extended, and we repaid it in full on March 7, 2001. We do not plan to request renewal of that line. Our senior secured loan is a term loan rather than a revolving loan. As a result, if we make payments of principal before the loan's maturity, additional loan proceeds will not become available, and the loan will not provide an additional source of cash to fund our operations or to meet our obligations as they become due.

We have significant debt that adversely affects our financial condition.

At November 30, 2000, our total long-term debt was approximately $69.2 million, or approximately 50% of our total assets. At November 30, 2000, we had a 1.9 to 1 debt-to-equity ratio. In general, this ratio is an indication of our ability to service our debt. The higher the ratio, the more difficult it will be to satisfy our debt obligations. Unless we increase our cash flow from operations, our current debt-to-equity ratio, coupled with continued losses, indicates that we may have difficulty satisfying our debt obligations in the future. We incurred substantial debt and payment obligations to finance the acquisition of our European Aerospace Group, which was formed when we acquired Aeromet International PLC in 1998. This debt, which consists of our senior subordinated notes, currently constitutes $63.7 million of our long-term debt and bears interest at 11.25% per year. In addition, at November 30, 2000, our balance sheet includes approximately $3.3 million of deferred financing costs, which are being charged off to interest expense over the period that the related debt is expected to be outstanding. We recently announced our intention to sell our European Aerospace Group in order to reduce our outstanding 11 1/4% senior subordinated notes. We do not yet know whether we can sell Aeromet or, if it is sold, the amount of net proceeds that will be available to reduce our debt. In addition to our outstanding 11 1/4% senior subordinated notes, we have approximately $13.8 million in senior secured debt that bears interest at 18% per annum. Our debt could make us unable to obtain additional financing in the future. It could also divert a significant portion of our cash flow to principal and interest payments and away from operations and necessary capital expenditures. Our debt has significantly increased our interest expense and net loss, and we expect the interest expense to continue to increase our net loss for the foreseeable future. Our debt also puts us at a competitive disadvantage in relation to competitors with less debt and limits our flexibility to adjust to downturns in our business or market conditions.

If we are not able to pay our debt, our lenders could accelerate the principal owing on our debt, which we do not have the funds to pay.

If we do not generate sufficient cash flow to make our debt payments, we could be forced to reduce or delay capital expenditures or to dispose of material assets or operations, potentially at a substantial loss. If we were unable to pay our debt, we might need to restructure or refinance our debt at potentially higher rates of interest. Alternatively, we might need to seek additional equity capital, which would dilute the value of the shares held by our existing shareholders. We may not be able to do any of these things, or we may not be able to do them on satisfactory terms. If we failed to make our debt payments, the lenders would be able to declare all amounts we owe to be immediately due and payable. If this were to occur, we would not have funds available to us to pay off the debt. In addition, if we could not repay our secured debt, secured lenders could proceed against any collateral securing that debt. The collateral for our secured debt consists of substantially all of our assets, including receivables, inventories, real property, personal property, intangible assets, and the stock of all of our operating subsidiaries. If we are unable to pay our debt or other obligations, we may be forced to seek protection from creditors under the bankruptcy laws.

We must comply with a number of significant debt covenants that limit our flexibility.

The agreements that govern our debt, particularly the indenture that governs our 11 1/4% senior subordinated notes and the loan agreement that relates to our senior 18% secured notes, restrict a number of our activities. Unless we obtain consent from our lenders, we cannot dispose of or create liens on assets or create additional indebtedness. We are not permitted to pay dividends to shareholders or repurchase stock. Our debt covenants restrict our ability to acquire new businesses or make investments or loans to others. We are also subject to covenants that limit our ability to make capital expenditures, change the business we conduct, or engage in transactions with related parties. In addition, if there is a change of control of our company, we may be required to repay our debt early. If we breach any of these covenants, the lenders may be able to declare all amounts we owe to be immediately due and payable. If this were to occur, we would likely not have funds available to us to pay off the debt, and our secured lenders would be entitled to proceed against any collateral securing their debt.

We may not be successful if we fail to manage our rapid growth.

We have experienced rapid growth from both operations and acquisitions. This growth has placed and will continue to place significant demands on our managerial, administrative, financial and operational resources. For example, both our total number of employees and the number of our operating sites nearly doubled as a result of acquiring our European Aerospace Group, which was formed when we acquired Aeromet in July 1998. The size of our European Aerospace Group has caused and will continue to cause it to have a significant impact on our future financial results. We need to be increasingly diligent in our business decisions. To manage our growth effectively, we must continue to improve our operational, accounting, financial and other management processes and systems. Our U.S. operating divisions have had different accounting systems, which we have integrated or are in the process of integrating. We must also continue to attract and retain highly skilled management and technical personnel. If we do not effectively manage these aspects of our growth, we may not succeed.

Our past and possible future acquisition strategy could negatively impact our performance.

We have historically pursued an aggressive acquisition strategy. Although we are currently focusing substantially all of our attention on existing operations and on internal growth, we expect that in the future we may evaluate and pursue potential strategic acquisitions. We have incurred substantial losses as a result of some of our acquisitions and investments, including approximately $4.6 million in fiscal 2000 and approximately $12.7 million in fiscal 1999. We need to better manage our acquisition strategy. This includes accurately assessing the value, strengths and weaknesses of acquisition candidates, as well as successfully implementing necessary changes at newly acquired subsidiaries. In the past, our aggressive acquisition strategy has diverted management attention from our operations, increased borrowings, disrupted product development cycles and diluted earnings per share. If we do not successfully manage future acquisitions, if any, our financial performance could continue to be negatively impacted by acquisitions.

We have experienced asset impairment and may experience additional asset impairment in the future.

We review long-lived assets and intangibles for potential impairment of value whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. An impairment is determined by totaling the estimated net future cash flows derived from the asset and comparing that total to the book value of the asset. When the total of the net future cash flows is lower than the book value, an impairment exists. The amount of the impairment is the difference between the present value of the net future cash flows and the book value of the asset. During the fourth quarter of fiscal 2000, due to continuing losses and continued weakness in our business related to changes in the commercial aerospace and transportation industries, our evaluation resulted in the realization of a $4.6 million impairment of goodwill and a $600,000 property impairment related to our U.S. Aerospace Group. We will continue to evaluate our assets, especially in our aerospace groups, on a quarterly basis until such time as our divisions become consistently profitable. Our future evaluations could result in additional impairment charges, primarily for goodwill and for property and equipment. These possible impairment charges could be material as our balance sheet at November 30, 2000 includes approximately $36 million of goodwill and $41 million of property, plant and equipment. Our European Aerospace Group is currently being offered for sale. Although at this time we have not committed to the sale of the group, we have received several bona-fide preliminary indicative offers to purchase the group. If these preliminary offers approximate the final negotiated sales price for the group and we commit to the sale of the group, the preliminary offers indicate that we will recognize an impairment loss related to goodwill and property, plant, and equipment of between $15 and $25 million.

We may conclude that deferred income tax assets are not sufficiently likely to be realized and need to be written off.

We review deferred income tax assets for realizability of value quarterly. If we continue to experience losses in future periods, we may conclude that deferred income tax assets do not meet the accounting requirement of "more likely than not" to be realized and need to be written off, resulting in an increase in deferred income tax expense and net loss. The deferred income tax expense related to this write-off could be material, as our balance sheet at November 30, 2000, includes approximately $3.7 million of deferred income tax assets.

Our European Aerospace Group has had and will continue to have a significant impact on our business.

The acquisition of our European Aerospace Group in 1998 doubled the size of our company. Approximately 50% of our assets and approximately 45% of our revenues are associated with our operations in the United Kingdom. It is more difficult for us to manage a business in the United Kingdom than our other businesses, which are located in Washington State. The reasons for the increased difficulty include differences in time, distance, business practices and cultural variations. Our ownership of a business in Europe also subjects us to regulatory, tax, and trade restrictions that we did not previously face. If we retain ownership of our European Aerospace Group and do not effectively manage that group, we may not be successful.

Changes in foreign currency exchange rates could negatively affect our financial position.

Because of our European Aerospace Group, we may decide to engage in hedging transactions to protect against losses caused by changes in the exchange rate between the U.S. dollar and the British pound sterling. However, we have not engaged in hedging transactions to date. Since approximately 50% of our transactions are conducted in foreign currency, the exchange rate risk could be material. For the six months ended November 30, 2000, we incurred a foreign currency translation loss of approximately $3 million. Even if we were to engage in hedging transactions, they may not completely offset any such losses. Our European Aerospace Group has a few contracts that are in European currencies other than British pounds sterling, or in U.S. dollars. We believe that the conversion of European currencies to the Euro will not have a material adverse effect on the European Aerospace Group's business or financial condition.

Future issuances or resales of a significant number of shares of our common stock could negatively affect the market price of our stock.

Sales of a significant number of shares of common stock in the public market or the prospect of such sales could adversely affect the market price of our common stock. This offering covers the resale by the selling shareholders of up to 4,190,486 shares of common stock. As of March 7, 2001, we have also reserved 2,295,000 common shares for issuance under our publicly traded warrants with an exercise price of $4.6875 per share, 3,387,948 common shares for issuance under options outstanding under our two stock incentive plans, with exercise prices ranging from $.4375 to $4.687 per share, 129,137 common shares for issuance under options outstanding under our independent director stock plan, with exercise prices ranging from $.9219 to $1.90 per share, 4,036,978 common shares for issuance under warrants issued on March 1, 2001 to our senior secured lender, with an exercise price of $.001 per share, and 1,302,759 common shares for issuance under other warrants, with exercise prices ranging from $1.7688 to $9.50 per share (which includes a total of 385,000 shares reserved for issuance to the selling shareholders upon exercise of closing warrants that were issued to them on July 27, 2000, with exercise prices of $2.01 per share). We have an obligation to issue warrants to purchase up to 692,074 shares of common stock at an exercise price of $.4062 to the placement agent in connection with our March 1, 2001 18% senior secured loan. We also have an employee stock purchase plan permitting employees to purchase shares of common stock using payroll deductions. Shares issued upon exercise of our outstanding warrants or options or pursuant to the employee stock purchase plan would be available for resale in the public markets, subject in some cases to volume and other limitations and subject, in some cases to the filing and effectiveness of registration statements that we are obligated to file. Any future issuance of a significant number of common shares, or any future resales by the holders of a significant number of common shares, or the prospect of such issuances or resales, could negatively affect the market price of our common stock.

Our common stock could be delisted from the Nasdaq National Market System, which could make it more difficult to buy or sell our common stock, and which would result in our obligation to issue a substantial number of additional shares to the selling shareholders.

Our common stock is quoted on the Nasdaq National Market System. In order to remain listed on this market, we must meet Nasdaq's listing maintenance standards. Because the minimum bid price for our common stock has been less than $1.00 for over 30 consecutive trading days, or if we were unable to meet Nasdaq's standards for any other reason, our common stock could be delisted from the Nasdaq National Market System. The minimum bid price of our common stock has been lower than $1.00 since November 7, 2000.

On December 21, 2000, we received a letter from Nasdaq raising a concern regarding the continued listing of our common stock on the Nasdaq National Market System. The letter advised us that our common stock had failed to maintain a minimum bid price greater than or equal to $1.00 over the previous thirty consecutive trading days, as required by applicable Nasdaq rules. As of March 9, 2001, our common stock continued to trade below $1.00. The letter advised us that we would be provided 90 calendar days, or until March 21, 2001, to regain compliance with the minimum bid price rule. The letter further advised that if, at any time before March 21, 2001, the bid price of our shares of common stock is equal to or greater than $1.00 for a minimum of ten consecutive trading days, Nasdaq would determine whether we comply with the rule. However, if we were unable to demonstrate compliance with the requirement on or before March 21, 2001, Nasdaq would provide us with written notification that Nasdaq had determined to delist our common stock. We would then be entitled to request a review of that determination. We believe that we will not be able to demonstrate compliance with the minimum bid price requirement by March 21, 2001. We currently believe that we would request a review of a Nasdaq determination that our common stock should be delisted.

We also received a letter from Nasdaq on December 6, 2000, raising concerns about whether we would be able to sustain compliance with the continued listing requirements of the Nasdaq Stock Market as a result of the "going concern" warning that we received from our independent auditors in their last audit report. Nasdaq requested that we provide it with certain information addressing its concerns. We responded to that request in a timely manner, and we have not received further correspondence from Nasdaq regarding our response.

If our common stock were delisted, it would trade on the electronic bulletin board, rather than on either the Nasdaq National Market or Small Cap Systems, and the liquidity for our common stock would be adversely affected.

We depend on some significant customers continuing to purchase our products, and our revenues will decline significantly if we cannot keep or replace these customers.

We do not have long-term contracts with most of our major customers, and our long-term contracts generally permit the customer to cancel their orders. We depend on our customers continuing to place orders for our products. Our top ten customers in terms of revenues during fiscal 2000 together accounted for approximately 46% of our revenues for that year, and no other customer accounted for more than 2% of our revenues. Only the top four customers individually accounted for 5% or more of our revenues, with The Boeing Company at approximately 10%, Rolls-Royce plc at approximately 7%, PACCAR, Inc. at approximately 6%, and Aeronautical Macchi Manufacturing Corporation (Aermacchi) at approximately 5%. We produce machined and cast metal aircraft components for Boeing, Rolls-Royce and Aermacchi, and cast metal heavy trucking components for PACCAR. Because of the relatively small number of customers for most of our products, our largest customers can influence product pricing and other terms of trade. If we were to lose any of our largest customers, or if they reduced or canceled orders, our business and financial performance could be harmed.

We operate in industries that are subject to cyclical downturns that could adversely affect our revenues.

We operate in historically cyclical industries. The aerospace, defense and transportation industries are sensitive to general economic conditions, and past recessions have adversely affected these industries. In past years, a number of factors have adversely affected the aerospace industry, including increased fuel and labor costs, and intense price competition. Recently, the commercial aircraft industry experienced a downturn in the rate of its growth due to changing economic conditions and as a result of the ongoing financial crisis in Asia, which caused reductions in production rates for some commercial airline programs. The major aircraft manufacturers responded, in part, by significantly decreasing their inventory levels. Although very recently the aerospace industry seems to have been experiencing better results, we have not yet benefited from the improvements. Additional cancellations or delays in aircraft orders from customers of Boeing or Airbus could reduce demand for our products and could have a material adverse effect on our business and financial performance. Cyclical factors and general economic conditions could lead to a downturn in demand for our core products and decrease our revenues.

We may fail to retain our key management and technical personnel, which could negatively affect our business.

We believe that our ability to successfully implement our business strategy and to operate profitably depends significantly on the continued employment of our senior management team, led by our president, Donald A. Wright, and our ability to retain and hire engineers and technical personnel with experience in the aerospace and electronics industries. We have key man life insurance policies on the life of Mr. Wright totaling $8 million. We also have an employment agreement with Mr. Wright and several other senior managers. However, our business and financial results could be materially adversely affected if Mr. Wright, other members of the senior management team, or significant engineers or technical personnel become unable or unwilling to continue in their present employment. Our growth and future success will depend in large part on our ability to retain and attract additional board members, senior managers and highly skilled technical personnel with experience in the aerospace and electronics industries. Because our U.S. operations are not located in a large metropolitan area, we may face more difficulty in acquiring and retaining key management and technical personnel than our competitors in major cities. Competition for such individuals is intense, and we may not be successful in attracting and retaining them, which could interfere with our ability to manage our business profitably.

We may not be able to convert all of our backlog into revenue.

We sell the majority of our products through individual purchase orders. Many of our customers would have the right to terminate orders by paying the cost of work in process plus a related profit factor. Historically, we have not experienced a large number of significant order cancellations. However, from time to time, customers cancel orders as a result of a program being cancelled or for other reasons. As of May 31, 2000, we had purchase orders and contractual arrangements evidencing anticipated future deliveries, which we treat as backlog, through fiscal year 2002 of approximately $80 million. We expect to deliver approximately $70 million of this backlog in fiscal year 2001. We may not be able to complete all of that backlog and book it as net sales, if we experience cancellations of pending contracts or terminations or reductions of contracts in progress.

If we do not adapt to technological change and develop new products, we could lose customers and our revenues could decline.

The market for our products in both the aerospace and the electronics industries is characterized by evolving technology and industry standards, changes in customer needs, adaptation of products to customer needs, and new product introductions. Other companies that manufacture components for the aerospace and electronics industries from time to time may announce new products, enhancements, or technologies that have the potential to replace or render our existing products obsolete. Our success will depend on our ability to enhance our current products and develop new products to meet changing customer needs, and achieve market acceptance of those products. We view our proprietary technology and our level of technological development as our primary strengths. Because most of our research and development efforts are funded by customers, it will be essential for us to continue to respond effectively to our customers' needs. We will also need to anticipate or respond to evolving industry standards and other technological changes on a timely and cost-effective basis. If we do not adequately respond to these changes, we could lose customers and our revenues could decline.

Our markets are highly competitive, and our competitors' strengths may prevent us from executing our business strategy.

We have substantial competition in many of the markets that we serve. In the electronics markets, our competitors are generally larger than we are. In the aerospace market, we compete with both regional machine shops and forming business and offshore foundries, which tend to have lower costs. Many of these competitors have greater financial resources, broader experience, better name recognition and more substantial marketing operations than we have, and they represent substantial long-term competition for us. We believe that our manufacturing processes, proprietary technologies and experience provide significant advantages to our customers. These advantages include high quality, more complete solutions, competitive prices, and physical properties that meet stringent demands. However, competitors can use alternative forms of manufacturing to produce many of the components and products that we make.
These competing products could be of the same or better quality and price as those we produce. We expect our competitors to continue making new developments, and they could develop products that customers view as more effective or more economical than our products. In addition, our competitors may introduce automation processes and robotics systems that could lower their costs of production substantially. If we are not able to compete successfully against current and future competitors, and respond appropriately to changes in industry standards, our business could be seriously harmed.

If we cannot obtain raw materials when needed and at a reasonable cost, we could have difficulty producing cost-effective products and delivering them on time.

Our European Aerospace Group obtains approximately 70% of its titanium from one supplier and is subject to a lead time of approximately 65 weeks in ordering and obtaining titanium. While the European Aerospace Group generally has managed the ordering process to obtain titanium when needed, a labor strike at the supplier negatively affected the group's ability to obtain timely deliveries of titanium during fiscal 1999 and into the 2000 fiscal year. Although the shortage of titanium did not have a material adverse effect on our European Aerospace Group's business or on our overall financial condition, we lost some business due to customers' dual sourcing contracts, and some customer orders that were expected to be delivered in fiscal 1999 were delayed into fiscal 2000 and 2001. The effect of the strike emphasizes the fact that a failure to obtain titanium or other raw materials when we need them, or significant cost increases imposed by suppliers of raw materials such as titanium or aluminum, could damage our business and financial performance. We generally have readily available sources of all raw materials and supplies we need to manufacture our products and, where possible, we maintain alternate sources of supply. However, we do not have fixed price contracts or arrangements for all of the raw materials and other supplies we purchase. We have experienced in the past shortages of, or price increases for, raw materials and supplies, and shortages or price increases may occur again in the future. Our current cash shortage has resulted in our deliberate efforts to reduce inventories. Reduced inventories could result in even greater raw material shortages in the future. Future shortages or price fluctuations could have a material adverse effect on our ability to manufacture and sell our products in a timely and cost-effective manner.

We need to protect our intellectual property and proprietary rights, and protection may be costly and not always available.

Significant aspects of our business depend on proprietary processes, know-how and other technology that are not subject to patent protection. We rely on a combination of trade secret, copyright and trademark laws, confidentiality procedures, and other intellectual property protection to protect our proprietary technology. However, our competitors may still develop or utilize technology that is the same as or similar to our proprietary technology.

We have 30 U.S. patents, 6 U.S. patent applications pending (including 3 allowed applications), 1 PCT International patent applications pending, 7 patent applications pending in non-U.S. jurisdictions, and 1 European patent enforceable in the U.K. We can provide no assurance that any of the patent applications will result in issued patents, that existing patents or any future patents will give us any competitive advantages for our products or technology, or that, if challenged, these patents will be held valid and enforceable. Most of our issued patents expire at various times over the next 15 years, with 13 patents expiring over the next four years. These 13 patents, as well as six other patents that recently expired, relate to products manufactured by our U.S. Electronics Group and constituted approximately 0.9% of our consolidated revenue in fiscal 2000. Although we believe that the manufacturing processes of much of our patented technology are sufficiently complex that competing products made with the same technology are unlikely, our competitors may be able to design competing products using the same or similar technology after these patents have expired.

Despite the precautions we have taken, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. Existing intellectual property laws give only limited protection with respect to such actions, and policing violations of these laws is difficult. The laws of other countries in which our products are or may be distributed do not protect products and intellectual property rights to the same extent as do the laws of the United States. We could be required to enter into costly litigation to enforce our intellectual property rights or to defend infringement claims by others. Infringement claims could require us to license the intellectual property rights of third parties, but licenses may not be available on reasonable terms, or at all.

We could be subject to product liability claims and lawsuits for harm caused by our products.

Many of our customers use our products for applications such as aircraft, satellites, heavy trucks and other uses in which failure could have serious consequences. We maintain product liability insurance with a maximum coverage of $2 million. However, this insurance may not be sufficient to cover any claims that may arise. A successful product liability claim in excess of our insurance coverage could have a material adverse effect on our business and financial performance.

We must comply with environmental laws, and any failure to do so could subject us to claims or regulatory action.

Our facilities are subject to regulations concerning solid waste disposal, hazardous materials generation, storage, use and disposal, air emissions, waste water discharge, employee health and other environmental matters. A number of the metals, chemicals and other materials used in and resulting from our manufacturing processes are classified as hazardous substances and hazardous wastes. If we do not meet permitting and other requirements of applicable environmental laws, we could be liable for damages and for the costs of remedial actions. We could also be subject to fines or other penalties, including revocation of permits needed to conduct our business. Any permit revocation could require us to cease or limit production at one or more of our facilities, which could damage our business and financial performance. We have an ongoing program of monitoring and addressing environmental matters, and from time to time in the ordinary course of business we are required to address minor issues of noncompliance at our operating sites. From time to time, we identify operations or processes that lack required permits or otherwise are not in full compliance with applicable environmental laws. Although we believe these items have not been material to date, we maintain an environmental compliance team, and our policy is to take steps promptly to remedy any noncompliance.

We have a policy of obtaining environmental assessment reports in connection with the acquisition of properties at which we believe historical operations could have caused adverse environmental conditions. We are not aware of any historical contamination on our properties or involving neighboring activities, except that we currently lease property in Tacoma, Washington that is located within a superfund site that has been the subject of regulatory action for several years. We have not been named as a potentially liable party for contamination associated with this superfund site, and we have no reason to believe that we will be so named.

Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with any violations. As a generator of hazardous materials, we are subject to financial exposure with regard to our properties even if we fully comply with these laws. In addition, we utilize facilities that are located in industrial areas and have lengthy operating histories. As a consequence, it is possible that historical or neighboring activities have affected properties we currently own, and that, as a result, additional environmental issues may arise in the future, the precise nature of which we cannot now predict. Any present or future noncompliance with environmental laws or future discovery of contamination could have a material adverse effect on our results of operations or financial condition.

As a U.S. Government contractor or subcontractor, if we do not comply with federal laws and regulations we could lose those contracts and incur penalties.

We manufacture some of our products under contracts with the United States government. We manufacture other products under contracts with private third parties who utilize our products to satisfy United States government contracts to which they are a party. Federal acquisition regulations and other federal regulations govern these relationships. Some of these regulations relate specifically to the seller-purchaser relationship with the government, such as the bidding and pricing rules. Under regulations of this type, we must observe pricing restrictions, produce and maintain detailed accounting data, and meet various other requirements. Other regulations relate to the conduct of our business generally, such as regulations and standards established by the Occupational Safety and Health Act or similar state laws and relating to employee health and safety. In particular, regulations governing these contracts require that we comply with federal laws and regulations, in general, or face civil liability, cancellation or suspension of existing contracts, or ineligibility for future contracts or subcontracts funded in whole or in part with federal funds. In addition, loss of governmental certification (that we are eligible for government contracted work) could cause some of our customers, including customers in the defense industry, to reduce or curtail their purchases from us, which could harm our business.

We have not identified any noncompliance with federal regulations affecting these government contracts that would be material. We have identified conditions that require attention or action. For example, as part of our environmental compliance team efforts discussed in the previous section, we determined that our written policies and training programs relating to employee health and safety matters at several of our facilities required updating and revision to ensure consistency among our United States subsidiaries and compliance with applicable regulations. We are currently updating and implementing these written policies and training programs. These actions are being taken to ensure compliance with applicable laws, and not in response to any violations identified by regulatory agencies.

                                 OUR BUSINESS

Pacific Aerospace is an engineering and manufacturing company with operations in the United States and the United Kingdom. We design, manufacture and sell components and subassemblies used in technically demanding environments. Products that we produce primarily for the aerospace and transportation industries include machined, cast, and formed metal parts and subassemblies, using aluminum, titanium, magnesium, and other metals. Products that we produce primarily for the defense, electronics, telecommunications and medical industries include components such as hermetically sealed electrical connectors and instrument packages, and ceramic capacitors, filters and feedthroughs. Our customers include global leaders in all of these industries. We are organized into three operational groups: U.S. Aerospace, U.S. Electronics, and European Aerospace.

For our fiscal year ended May 31, 2000, we had net sales of approximately $113 million, with the European Aerospace Group contributing approximately $57 million in net sales. On October 31, 2000, we announced our intention to sell our European Aerospace Group in order to reduce our outstanding 11 1/4% senior subordinated notes. As of May 31, 2000, we had approximately $64 million in principal amount of 11 1/4% senior subordinated notes outstanding. Because we are in the process of seeking buyers for our European Aerospace Group, we do not know whether we will be successful in selling that group and, if successful, we do not know the amount of net proceeds that would be available to reduce our 11 1/4% senior subordinated notes or our approximately $13.8 million of 18% senior secured notes. We are required to pay our senior secured lenders at least $7.5 million upon the sale of our European Aerospace Group. If, at such time as we have committed to a formal plan of disposition of the European Aerospace Group, any impairment of the assets of that group can be reasonably determined, we will record any such impairment loss in our consolidated financial statements. Although at this time we have not committed to the sale of the group, we have received several bona-fide preliminary indicative offers to purchase the group. If these preliminary offers approximate the final negotiated sales price for the group and we commit to the sale of the group, the preliminary offers indicate that we will recognize an impairment loss related to goodwill and property, plant, and equipment of between $15 and $25 million.

                              RECENT DEVELOPMENTS

On March 1, 2001, we borrowed approximately $13.8 million from four institutional lenders. The loan bears interest at 18% per annum, payable quarterly, and has a two-year term. We have the right to defer and accrue a portion of the interest on the loan, up to 1 1/4% per quarter, for up to a year at the time of any interest payment. The loan is secured by our assets, the assets of our United States subsidiaries, and other intangibles. We have used approximately $9.5 million of the proceeds from the loan to repay our revolving line of credit in the U.S. and to pay the interest payment on our 11 1/4% senior subordinated notes that was due on February 1, 2001. The remaining portion of the proceeds from the secured loans has been or will be used to repay other indebtedness, to pay the costs related to the loan transaction, and for general corporate purposes. In connection with the secured loan, we issued warrants to purchase an aggregate of 4,036,978 shares of our common stock at an exercise price of $.001 per share to the lenders. We paid a commission of approximately $415,000 to the placement agent that represented us in the transaction, and we also have an obligation to issue warrants to purchase up to 692,074 shares of our common stock to the placement agent, at an exercise price of $.4062 per share.

                     INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference publicly-filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. Information that we file with the SEC after the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling shareholders have sold all the shares.

The following documents filed with the SEC are incorporated by reference in this prospectus:

     1. Our annual report on Form 10-K for the year ended May 31, 2000, filed on August 28, 2000, our first amended annual report on Form 10-K/A filed on October 13, 2000, our second amended annual report on Form 10-K/A filed on January 18, 2001, and our third amended annual report on Form 10-K/A filed on January 31, 2001;

     2. Our amended current report on Form 8-K/A filed on July 13, 2000, and our second amended current report on Form 8-K/A filed on January 17, 2001;

     3.   Our current report on Form 8-K filed on August 8, 2000;

     4.   Our definitive proxy statement filed on September 7, 2000;

     5. Our quarterly report on Form 10-Q for the quarter ended August 31, 2000, filed on October 12, 2000, and our amended quarterly report on Form 10-Q/A filed on January 18, 2001;

     6. Our quarterly report on Form 10-Q for the quarter ended November 30, 2000, filed on January 12, 2001, and our amended quarterly report on Form 10-Q/A filed on January 31, 2001;

     7. Our amended quarterly report on Form 10-Q/A for the quarter ended February 29, 2000, filed on January 26, 2001;

     8.  Our current report on Form 8-K filed on February 9, 2001;

     9.  Our current report on Form 8-K filed on February 21, 2001;

     10. Our current report on Form 8-K filed on March 7, 2001; and

     11. The description of our common stock set forth in our registration statement on Form 8-B as filed with the SEC on February 6, 1997.

You may request free copies of these filings by writing or telephoning us at the following address: Pacific Aerospace & Electronics, Inc., 430 Olds Station Road, Third Floor, Wenatchee, Washington 98801, Attention: Mr. Tom Barrows, Investor Relations, (509) 667-9600.

The information relating to Pacific Aerospace contained in this prospectus is not comprehensive, and you should read it together with the information contained in the incorporated documents.

                             AVAILABLE INFORMATION

This prospectus is part of a registration statement that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with SEC rules.

We file annual, quarterly and special reports and other information with the SEC. You may read and copy the registration statement and any other document that we file at the SEC's public reference rooms located at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.

Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance you should refer to the copy of the contract or other document filed as an exhibit to the registration statement.

                             SELLING SHAREHOLDERS

Shares Offered by the Selling Shareholders. The selling shareholders, Strong River Investments, Inc. and Bay Harbor Investments, Inc., are offering up to 4,190,486 shares of common stock pursuant to this prospectus. These shares are related to a private placement that closed on July 27, 2000 and are shares that were issued upon amendment and exercise of warrants issued to the selling shareholders in that private placement.

The private placement was made pursuant to the exemption from registration contained in Rule 506 of Regulation D under the Securities Act based on the sale to accredited investors in a private transaction with the purchasers acknowledging that the securities cannot be resold unless registered or exempt from registration under the securities laws. In the private placement, we agreed with the investors to file the registration statement of which this prospectus is a part to register the shares for resale in the U.S.

We have filed this prospectus and the related registration statement with the SEC to allow the selling shareholders to resell the shares to third parties according to the plan of distribution described in this prospectus. See "Plan of Distribution."

Description of Summer 2000 Private Placement. On July 27, 2000, we issued 1,142,860 shares of common stock and warrants to purchase additional shares to two accredited investors, Strong River Investments, Inc. and Bay Harbor Investments, Inc., for gross proceeds of $2.0 million. We paid a commission to Rochon Capital Group, Ltd. comprised of $80,000 in cash and warrants to purchase 79,150 shares of common stock, at an exercise price of $1.7688 per share, exercisable through July 27, 2003, for representing Pacific Aerospace in this transaction. After taking into consideration other expenses related to the transaction, we received net proceeds at closing of $1,886,500, which we used to pay down our U.S. credit line.

We also issued to the investors on July 27, 2000, closing warrants to purchase an aggregate of 385,000 shares of common stock at an exercise price of $2.01 per share, exercisable through July 27, 2003, and adjustable warrants and vesting warrants to purchase an indeterminate number of shares, as described below. The vesting dates and expiration dates contained in the warrants and the numbers of shares issuable upon exercise of the warrants are (or were, until exercised) subject to anti-dilutive adjustments. The terms of the transaction, including the terms of the warrants, were determined by arms length negotiations between Pacific Aerospace and the investors.

The shares issuable upon exercise of the closing warrants and the shares purchased by the investors in the private placement are covered by a registration statement that was declared effective by the SEC on January 31, 2001, and that permits the investors to make public resales of those shares.

The transaction documents also provided that upon effectiveness of the registration statement within 60 days after the first closing, a second closing would occur, and the investors would pay an additional $1.5 million and receive 857,140 additional shares of common stock. This condition was not satisfied within 60 days after the first closing, and the investors decided not to waive the condition. As a result, the second closing did not occur.

Adjustable Warrants. On July 27, 2000, Pacific Aerospace issued to the investors adjustable warrants, which permitted the investors to acquire additional shares of common stock at an exercise price of $.001 per share if the market price of our common stock did not achieve and maintain a specific price during each of three vesting periods. On February 15, 2001, Pacific Aerospace and the investors agreed to amend the adjustable warrants to provide that each of the two investors, upon exercise in full of its adjustable warrant, would be entitled to purchase 2,095,243 shares of common stock.

The fixed number of shares specified in the amendment was negotiated to replace the provisions of the adjustable warrants that would have determined the number of shares issuable under those warrants based on a formula that depended on the market price of the Company's common stock during three vesting periods. The vesting periods would have been the 20 consecutive trading days before the 20th, 40th, and 60th trading days after the effective date of the registration statement covering the shares issued to the investors on July 27, 2000. That registration statement became effective on January 31, 2001. The closing price of the Company's common stock on February 15, 2001, was $.4063 per share. If the adjustable warrants had not been amended and the Company's common stock price had been $.4063 throughout the three vesting periods, a total of 4,207,666 shares would have been issuable under the adjustable warrants. However, as of March 7, 2001, the market price of the Company's common stock has ranged between $.3438 and $.5312 since January 31, 2001, and the Company cannot predict how many shares would actually have become issuable if the adjustable warrants had not been amended.

On February 15, 2001, the investors exercised the adjustable warrants in full, as so amended, for the exercise price of $.001 per share. The exercise price was not changed by the amendment described above. As a result of the exercise, the Company delivered to the investors a total of 4,190,486 shares of common stock, which are the shares covered by this prospectus.

Vesting Warrants. Pacific Aerospace also issued vesting warrants to the investors on July 27, 2000. The purpose of the vesting warrants was to give Pacific Aerospace an incentive not to cause any triggering events to occur prior to expiration of the vesting warrants and an incentive to cure triggering events that occurred, if they could be cured. On February 15, 2001, Pacific Aerospace and the investors agreed that the vesting warrants would expire on the fifth business day after we delivered the shares issuable upon exercise of the adjustable warrants. We delivered the shares on February 21, 2001, and the vesting warrants expired on February 28, 2001.

As originally issued, the vesting warrants entitled the investors to purchase additional shares of common stock if any of two sets of triggering events provided in those warrants occurred. One set of triggering events included:
the acquisition by any person or entity of more than one-third of the voting securities of Pacific Aerospace; the replacement of more than one-half of the members of our board of directors existing as of July 27, 2000; the merger, consolidation or sale of all or substantially all of our assets if the holders of our securities following the transaction held less than two-thirds of the securities of the surviving entity or the acquirer of the assets; a transaction that would change Pacific Aerospace from a public company to a private company; the failure of Pacific Aerospace to deliver stock certificates to the investors in a timely manner; a material breach under the transaction documents; the failure to obtain an effective registration statement within 180 days after the closing (which the investors previously agreed to extend to 200 days); the failure to maintain an effective registration statement for a specified time period; or the delisting of our common stock for 10 consecutive trading days. The other set of triggering events included: our failure to have the registration statement effective within 60 days after the closing (an event that the investors previously waived); events relating to actions of Pacific Aerospace in obtaining and maintaining an effective registration statement; and the delisting of our common stock for 10 consecutive trading days.

For example, if one of the first set of triggering events had occurred prior to expiration of the vesting warrants, assuming a market price of our common stock of $.4063 per share, each investor would have received an additional 2,584,297 shares. If one of the second set of triggering events had occurred, also assuming a market price of the common stock of $.4063 per share, each investor would have received 258,430 additional shares on the date the triggering event occurred and additional shares monthly until the vesting warrants expired or the triggering event was cured. The investors would have received these additional shares under both sets of triggering events if our common stock was delisted. Because of the accelerated expiration date provided for in the amendment, the vesting warrants expired on February 28, 2001 without any shares being issued under those warrants.

Closing Warrants. On July 27, 2000, Pacific Aerospace also issued the investors in the private placement closing warrants to purchase an aggregate of 385,000 shares of common stock at an exercise price of $2.01 per share. The February 15, 2001 amendment did not amend the terms of the closing warrants. The closing warrants were exercisable in full on the date of issuance and remain exercisable until their expiration on July 27, 2003. These warrants are not subject to any adjustments relating to market price, but the exercise price would be adjusted for the issuance of common stock or common stock equivalents at a price below the warrant exercise price while the warrants are outstanding. The exercise price can be paid in cash, or the holder can utilize a cashless exercise provision. The purpose of the closing warrants was to provide the investors with an opportunity to obtain an additional return on their investment if our common stock price exceeds $2.01 per share prior to expiration of the warrants.

Information Regarding the Selling Shareholders. Neither of the selling shareholders has held any position or office or has had any other material relationship with Pacific Aerospace or any of its affiliates within the past three years.

The following table sets forth information as of March 9, 2001, to the best of our knowledge, regarding the ownership of common stock by the selling shareholders and as adjusted to give effect to the sale of the shares offered by this prospectus.

                                                                              Shares Beneficially Owned
                                                                             After Offering if All Shares
                                                                                      Offered by
                                             Shares                            this Prospectus are Sold
                                           Beneficially                      -----------------------------
                                          Owned Prior to        Shares Being       Shares        Percent
Selling Shareholder                          Offering             Offered    -----------------------------
-------------------                          --------             -------
Strong River Investments, Inc.(1)           2,287,743(2)          2,095,243           192,500       *
Bay Harbor Investments, Inc.(3)             2,287,743(4)          2,095,243           192,500       *

___________________
*     Less than 1% beneficial ownership.

(1) Strong River Investments, Inc. is a wholly owned subsidiary of Enright Holding Corp., of which Mr. Avi Vigder is managing director. Accordingly, Enright Holding Corp. and Mr. Vigder have voting and investment power over the shares shown above as owned by Strong River Investments, Inc.

(2) Consists of: 2,095,243 shares of common stock issued to this investor in connection with the July 27, 2000 private placement covered by this prospectus; and 192,500 shares issuable under the closing warrant held by this investor.

(3) HBK Investments L.P. has voting and investment control over the securities of Bay Harbor Investments, Inc. pursuant to a management agreement. Each of Harlan B. Korenvaes, Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, Richard L. Booth, David C. Haley and Jamiel A. Akhtar may be deemed to have voting and investment control as the members of HBK Management LLC, the general partner of HBK Partners II L.P., which is the general partner of HBK Investments L.P.

(4) Consists of: 2,095,243 shares of common stock issued to this investor in connection with the July 27, 2000 private placement covered by this prospectus; and 192,500 shares issuable under the closing warrant held by this investor.


                             PLAN OF DISTRIBUTION

The selling shareholders and any of their future pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

 . ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

 . transactions in which the broker-dealer will attempt to sell 10,000 or more shares as agent but may then purchase and resell a portion of the shares as principal to facilitate the transaction;
 .  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
 .  privately negotiated transactions;
 .  broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;
 . a combination of any such methods of sale; and . any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares of our common stock under Rule 144 under the Securities Act, if available, rather than under this prospectus. Rule 144 would be available to the selling shareholders after they have had a holding period of one year for the securities. After the one-year holding period is satisfied, each selling shareholder could sell common stock in market transactions, subject to a limit during any three-month period of the greater of 1% of our outstanding common stock or the average weekly trading volume of our common stock calculated pursuant to Rule 144. After a selling shareholder has a two-year holding period for the securities, if the selling shareholder is not a controlling person of our company, the selling shareholder could resell shares of our common stock without restriction.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

Pacific Aerospace is required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling shareholders. Pacific Aerospace has agreed to indemnify the selling shareholders against specified losses, claims, damages and liabilities, including liabilities under the Securities Act.

                                    EXPERTS

The consolidated financial statements of Pacific Aerospace & Electronics, Inc. as of May 31, 1999 and 2000 and for each of the years in the three-year period ended May 31, 2000 have been incorporated by reference in this prospectus and in the registration statement of which this prospectus is a part in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein and therein, and upon the authority of that firm as experts in accounting and auditing. The report of KPMG LLP contained in our annual report on

Form 10-K/A for the year ended May 31, 2000, contains an explanatory paragraph that states that Pacific Aerospace's recurring losses from operations raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

                                 LEGAL MATTERS

The validity of the issuance of the shares offered by this prospectus has been passed upon for Pacific Aerospace by Sheryl A. Symonds, Esq., Vice President Administration and General Counsel of Pacific Aerospace. As of March 8, 2001, Ms. Symonds owned 7,343 shares of our common stock and had options to acquire an additional 260,000 shares and public warrants to purchase 500 shares.

This prospectus does not constitute an            PACIFIC AEROSPACE &
offer to sell or a solicitation of an              ELECTRONICS, INC.
offer to buy the shares:

   .  in any jurisdiction in which such
      offer to sell or solicitation is             4,190,486 Shares
      not unauthorized;
                                                          of
   .  in any jurisdiction in which the
      person making such offer or                    Common Stock
      solicitation is not qualified to do
      so; or

   .  to any person to whom it is
      unlawful to make such offer or               __________________
      solicitation.
                                                       PROSPECTUS
                                                   __________________


                                                   ________  __, 2001

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.  Other Expenses of Distribution.
          ------------------------------

The following table sets forth the expenses incurred in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimated except the SEC registration fee and the Nasdaq listing fee.

SEC registration fee paid..................................      $   443
Nasdaq National Market listing fee.........................       17,500
Legal fees and expenses....................................       15,000
Accounting fees and expenses...............................       10,000
Miscellaneous..............................................        7,057
                                                                 -------
Total......................................................      $50,000

Item 15.  Indemnification of Officers and Directors.
          -----------------------------------------

Article 8 of the Company's Articles of Incorporation authorizes the Company to indemnify its directors to the fullest extent permitted by the Washington Business Corporation Act through the adoption of bylaws, approval of agreements, or by any other manner approved by the Board of Directors. Such indemnification would be available except for acts or omissions as a director finally adjudged to be intentional misconduct or a knowing violation of law, a vote or consent to an illegal distribution, or any transaction from which the director personally received a benefit in money, property or services to which the director was not legally entitled.

In accordance with such authorization, Section 10 of the Company's Bylaws (the "Bylaws") requires indemnification, to the fullest extent permitted by applicable law, of any person who is or has served as a director or officer of the Company, as well as any person who, while serving as a director or officer of the Company, served at the request of the Company as a director, officer, employee or agent of another entity, against expenses reasonably incurred because such person was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether formal or informal, civil, criminal, administrative or investigative.

Notwithstanding these indemnification obligations, Section 10 of the Bylaws states that no indemnification will be provided (a) to the extent that such indemnification would be prohibited by the Washington Business Corporation Act or other applicable law as then in effect, or (b) except with respect to proceedings seeking to enforce rights to indemnification, to any director or officer seeking indemnification in connection with a proceeding initiated by such person unless such proceeding was authorized by the Board of Directors.

Section 10 of the Bylaws also provides that expenses incurred in defending any proceeding in advance of its final disposition shall be advanced by the Company to the director or officer upon receipt of an undertaking by or on behalf of such person to repay such amount if it is ultimately determined that such person is not entitled to be indemnified by the Company, except where the Board of Directors adopts a resolution expressly disapproving such advancement. Section 10 of the Bylaws also authorizes the Board to indemnify and advance expenses to employees and agents of the Company on the same terms and with the same scope and effect as the provisions thereof with respect to the indemnification and advancement of expenses to directors and officers.


Item 16.  Exhibits.
          --------


Exhibit
Number                                      Description
2.1         Securities Purchase Agreement among Pacific Aerospace & Electronics,
            Inc., Strong River Investments, Inc., and Bay Harbor Investments,
            Inc., dated as of July 27, 2000.(2)

4.l         Articles of Incorporation of Pacific Aerospace & Electronics,
            Inc.(1)

4.2         Bylaws of Pacific Aerospace & Electronics, Inc., as amended.(3)

4.3         Form of specimen certificate for Common Stock.(1)

4.4         Registration Rights Agreement between Pacific Aerospace &
            Electronics, Inc., Strong River Investments, Inc., and Bay Harbor
            Investments, Inc., dated as of July 27, 2000.(2)

4.5         Warrant between Pacific Aerospace & Electronics, Inc. and Strong
            River Investments, Inc., dated as of July 27, 2000. (2)

4.6         Warrant between Pacific Aerospace & Electronics, Inc. and Bay Harbor
            Investments, Inc., dated as of July 27, 2000. (2)

4.7         Warrant between Pacific Aerospace & Electronics, Inc. and Strong
            River Investments, Inc., dated as of July 27, 2000. (2)

4.8         Warrant between Pacific Aerospace & Electronics, Inc. and Bay Harbor
            Investments, Inc., dated as of July 27, 2000. (2)

4.9         Vesting Warrant between Pacific Aerospace & Electronics, Inc. and
            Strong River Investments, Inc., dated as of July 27, 2000. (2)

4.10        Vesting Warrant between Pacific Aerospace & Electronics, Inc. and
            Bay Harbor Investments, Inc., dated as of July 27, 2000. (2)

4.11        Placement Agent Warrant between Pacific Aerospace & Electronics,
            Inc. and Rochon Capital Group, Ltd., dated as of July 27, 2000. (4)

4.12        Letter agreement among Pacific Aerospace & Electronics, Inc., Strong
            River Investments, Inc., and Bay Harbor Investments, Inc., dated as of February 15, 2001(5)

5.1         Opinion on legality.(6)

23.1        Consent of KPMG LLP.(6)

23.2        Consent of Sheryl A. Symonds, Esq. (included in Exhibit 5.1).(6)

24.1        Power of Attorney for officers and certain directors.(6)


______________________________________________________________________________
 (1) Incorporated by reference to the Company's Current Report on Form 8-K filed on December 12, 1996.
 (2) Incorporated by reference to the Company's Current Report on Form 8-K filed on August 8, 2000.
 (3) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ending August 31, 2000.

 (4) Incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ending May 31, 2000.
 (5) Incorporated by reference to the Company's Current Report on Form 8-K filed on February 21, 2001.
 (6)  Filed with this Registration Statement.


Item 17.  Undertakings.
          ------------

  (a) The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i) To include any prospectus required by Section 10(a)(3) of the
                  Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to
          Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

  (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under "Plan of Distribution" and Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, PACIFIC AEROSPACE & ELECTRONICS, INC. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in Wenatchee, Washington, on March 9, 2001.

                                     PACIFIC AEROSPACE & ELECTRONICS, INC.


                                     By:  /s/ Donald A. Wright
                                         ---------------------------------
                                              Donald A. Wright, President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-3 has been signed by the following persons in the capacities indicated on March 9, 2001.


             Signature                                    Title
             ---------                                    -----

          /s/ Donald A. Wright              President, Chief Executive
--------------------------------------      Officer and Director
              Donald A. Wright              (Principal Executive Officer)


         /s/ Nick A. Gerde*                 Chief Financial Officer, Vice
-------------------------------------       President Finance and Treasurer
             Nick A. Gerde                  (Principal Financial and Accounting
                                            Officer)


         /s/ Werner Hafelfinger*            Director
-------------------------------------
             Werner Hafelfinger


         /s/ Dale L. Rasmussen*             Director
-------------------------------------
             Dale L. Rasmussen


         /s/ William A. Wheeler*            Director
-------------------------------------
             William A. Wheeler

     /s/ Gene C. Sharratt, Ph.D. *          Director
-------------------------------------
         Gene C. Sharratt, Ph.D.


_____________________________________       Director
          Robert M. Stemmler


*By      /s/ Donald A. Wright
    ---------------------------------
             Donald A. Wright
            (Attorney in Fact)

                                 EXHIBIT INDEX



Exhibit
Number                                      Description
2.1         Securities Purchase Agreement among Pacific Aerospace & Electronics,
            Inc., Strong River Investments, Inc., and Bay Harbor Investments,
            Inc., dated as of July 27, 2000.(2)

4.l         Articles of Incorporation of Pacific Aerospace & Electronics,
            Inc.(1)

4.2         Bylaws of Pacific Aerospace & Electronics, Inc., as amended.(3)

4.3         Form of specimen certificate for Common Stock.(1)

4.4         Registration Rights Agreement between Pacific Aerospace &
            Electronics, Inc., Strong River Investments, Inc., and Bay Harbor
            Investments, Inc., dated as of July 27, 2000.(2)

4.5         Warrant between Pacific Aerospace & Electronics, Inc. and Strong
            River Investments, Inc., dated as of July 27, 2000. (2)

4.6         Warrant between Pacific Aerospace & Electronics, Inc. and Bay Harbor
            Investments, Inc., dated as of July 27, 2000. (2)

4.7         Warrant between Pacific Aerospace & Electronics, Inc. and Strong
            River Investments, Inc., dated as of July 27, 2000. (2)

4.8         Warrant between Pacific Aerospace & Electronics, Inc. and Bay Harbor
            Investments, Inc., dated as of July 27, 2000. (2)

4.9         Vesting Warrant between Pacific Aerospace & Electronics, Inc. and
            Strong River Investments, Inc., dated as of July 27, 2000. (2)

4.10        Vesting Warrant between Pacific Aerospace & Electronics, Inc. and
            Bay Harbor Investments, Inc., dated as of July 27, 2000. (2)

4.11        Placement Agent Warrant between Pacific Aerospace & Electronics,
            Inc. and Rochon Capital Group, Ltd., dated as of July 27, 2000. (4)

4.12        Letter agreement among Pacific Aerospace & Electronics, Inc., Strong
            River Investments, Inc., and Bay Harbor Investments, Inc., dated as of February 15, 2001(5)

5.1         Opinion on legality.(6)

23.1        Consent of KPMG LLP.(6)

23.2        Consent of Sheryl A. Symonds, Esq. (included in Exhibit 5.1).(6)

24.1        Power of Attorney for officers and certain directors.(6)

______________________________________________________________________________
 (1) Incorporated by reference to the Company's Current Report on Form 8-K filed on December 12, 1996.
 (2) Incorporated by reference to the Company's Current Report on Form 8-K filed on August 8, 2000.
 (3) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ending August 31, 2000.
 (4) Incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ending May 31, 2000.
 (5) Incorporated by reference to the Company's Current Report on Form 8-K filed on February 21, 2001.
 (6)  Filed with this Registration Statement.

                                       1